SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Result of Woori Bank’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders of Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, was held on July 14, 2005.

Key Details Relating to the Extraordinary General Meeting of Shareholders

•	Meeting Date and Time: July 14, 2005; 05:00 p.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 22th floor, Chung-ku, Seoul, Korea

•	Agenda:

1)	Appointment of non-standing director

- Jin Yong Chung (New)

•	Agenda details

–   Appointment of non-standing director

Name	Date of Birth	Term	New/ Incumbent	Key Experience	Current	Education	Nationality
Jin Yong Chung	Sept. 12, 1943	Until annual general meeting of shareholders in 2006	New	- Deputy Director, Ministry of Finance - The national Assembly Secretariat	Standing advisor, Hyundai Motors	- M.A. and PhD in Economics from SUNY - BA in Administration, Seoul National University	Korean
– Appointment of non-standing director as Audit Committee member

Name	Date of Birth	Term	New/ Incumbent	Key Experience	Current	Education	Nationality
Jin Yong Chung	Sept. 12, 1943	Until annual general meeting of shareholders in 2006	New	- Deputy Director, Ministry of Finance - The national Assembly Secretariat	Standing advisor, Hyundai Motors	- M.A. and PhD in Economics, SUNY - BA in Administration, Seoul National University	Korean

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: July 14, 2005	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director